SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AMAG Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00163U106
(CUSIP Number)

David Johnson
Samuel J. Merksamer
Caligan Partners LP
520 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163U106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 00163U106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Samuel J. Merksamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of the Common Stock, par value $0.01 per share (the “Common Stock”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1100 Winter Street, Waltham, Massachusetts 02451.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership (“Caligan”), the investment manager of an affiliated fund (the “Caligan Fund”) and managed account (the “Caligan Account”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account;

(ii) David Johnson, a Partner of Caligan and a Managing Member of Caligan Partners GP LLC, the general partner of Caligan (“Mr. Johnson”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account; and

(iii) Samuel J. Merksamer, a Partner of Caligan and a Managing Member of Caligan Partners GP LLC, the general partner of Caligan (“Mr. Merksamer,” and together with Caligan, Caligan Partners GP LLC and Mr. Johnson, the “Caligan Parties”) with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business address of each of the Caligan Parties is 520 Madison Avenue, New York, New York 10022.

(c)	The principal business of each of the Caligan Parties is investment management.

(d)	During the last five years, none of the Caligan Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Caligan Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Caligan is a Delaware limited partnership. Messrs. Johnson and Merksamer are each United States citizens. Caligan Partners GP LLC is a Delaware limited liability company.

CUSIP No. 00163U106	SCHEDULE 13D	Page 6 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $29,535,114 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Fund and the Caligan Account.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer’s operations, management, organizational documents, the composition of the board of directors of the Issuer (the “Board”), ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in. The Reporting Persons intend to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, the “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting their beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 00163U106	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 33,900,681 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 7, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons, the Caligan Fund and the Caligan Account) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the Securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

CUSIP No. 00163U106	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2019

CALIGAN PARTNERS LP

By:	/s/ Samuel J. Merksamer
Name:	Samuel J. Merksamer
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

/s/ Samuel J. Merksamer
SAMUEL J. MERKSAMER

CUSIP No. 00163U106	SCHEDULE 13D	Page 9 of 9 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the shares of Common Stock reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

6/21/2019	100,000	8.93*
6/24/2019	62,500	8.70
6/25/2019	62,500	8.76
6/26/2019	15,000	9.23
6/27/2019	10,000	9.47
7/8/2019	50,000	9.74
7/9/2019	50,000	9.58
7/10/2019	50,000	9.48
7/11/2019	50,000	9.30
7/12/2019	21,300	9.09
7/15/2019	10,100	9.14
7/16/2019	50,000	9.05
7/17/2019	25,000	8.78
7/18/2019	21,073	8.40
7/23/2019	25,000	8.65
7/24/2019	50,000	8.65
7/25/2019	150,000	8.44
7/26/2019	100,000	8.50
7/29/2019	150,000	8.35
7/30/2019	150,000	8.46
7/31/2019	100,000	8.47
8/1/2019	60,955	8.66
8/2/2019	150,000	8.68
8/5/2019	150,000	8.75
8/6/2019	270,000	9.41
8/7/2019	1,453,000	7.66
8/12/2019	113,000	11.33

* Effected by the owner of the Caligan Account

EXHIBIT A

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: August 15, 2019

CALIGAN PARTNERS LP

By:	/s/ Samuel J. Merksamer
Name:	Samuel J. Merksamer
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

/s/ Samuel J. Merksamer
SAMUEL J. MERKSAMER